ASANKO AND PMI MAIL JOINT INFORMATION CIRCULAR
IN CONNECTION WITH SPECIAL MEETINGS OF THEIR SHAREHOLDERS TO CONSIDER BUSINESS COMBINATION

Vancouver, British Columbia, January 7, 2014 - Asanko Gold Inc. ("Asanko") (TSX, NYSE MKT: AKG) and PMI Gold Corporation ("PMI") (TSX: PMV, ASX: PVM) announces that they have filed their Joint Management Information Circular (the "Joint Circular") and related proxy materials with Canadian securities regulators, the Australian Securities Exchange ("ASX") and the U.S. Securities Exchange Commission in preparation for their special meetings of shareholders.

On December 17, 2013, Asanko and PMI announced a Business Combination between the two companies to be effected by means of a plan of arrangement (the "Arrangement"). The Arrangement is intended to create an emerging mid-tier gold producer with a clear pathway to 400,000 ounces of annual gold production.

Shareholders of each company of record on December 30, 2013 will receive notice of and be entitled to vote at the special meeting. The Joint Circular updates information about the companies and about the Arrangement and is now being mailed to shareholders.

ASANKO SPECIAL MEETING
The Asanko special shareholders meeting is scheduled to be held at Suite 1500 - Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia at 5:00 pm (Vancouver time) on January 30, 2014.

PMI SPECIAL MEETING
The PMI special shareholders meeting is scheduled to be held at CWA House, 1176 Hay Street West, Perth, Western Australia at 9:00 am (Perth time) on January 31, 2014.

Your vote is important regardless of the number of shares you own. Asanko and PMI encourages shareholders to read the meeting materials in detail. A copy of the Joint Circular is available on PMI's website at www.pmigoldcorp.com and on Asanko's website at www.asanko.com. It will also be available under the profile of both companies on SEDAR at www.sedar.com as well as at the ASX website at www.asx.com.au.

YOUR VOTE IS IMPORTANT. VOTE TODAY.
The Board of Directors of ASANKO and PMI UNANIMOUSLY recommend that Shareholders vote IN FAVOUR of the Arrangement.

HOW TO VOTE
Due to essence of time, shareholders are encouraged to vote using the internet, telephone or by fax.

Registered Shareholders may vote:

  Internet: www.investorvote.com

  Telephone: 1-866-732-8683 (toll free in Canada and US) or +1-312-588-4290 (International)

  Facsimile: 1-866-249-7775 (toll free in Canada and US) or +1-416-263-9524 (International)

  By mail

  In person at the meeting

Shareholders who hold PMI or Asanko shares through a bank or other intermediary or Holders of PMI CDIs will have different voting instructions and should carefully follow the voting instructions provided to them.

SHAREHOLDERS QUESTIONS
Shareholders of either company who have questions regarding the Arrangement or require assistance with voting may contact the Proxy Solicitation Agents below.

Laurel Hill Advisory Group
Toll free at 1-877-452-7184
International +1 416-304-0211 outside Canada and the US
By email at: assistance@laurelhill.com

For PMI Holders of ASX-listed CHESS Depositary Interests
Orient Capital Pty Ltd.
In Australia at 1-800-206-847 or outside of Australia by telephone at +61 2 8767 1297.

About Asanko Gold Inc.
Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the fully financed, multi-million ounce Esaase Gold Project located in Ghana, West Africa. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

About PMI Gold Corporation
PMI is an exploration and development company listed on the TSX and ASX. PMI has a strong portfolio of assets in Ghana, with a dominant 70km contiguous landholding on the Asankrangwa Gold Belt including the Obotan Gold Project and the Diaso Regional Exploration Project.

Cautionary Note Regarding Forward-Looking Statements and Information:
This Asanko and PMI joint press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such statements concern Asanko's and PMI's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "pro-forma", "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might", "be taken", "occur" or "be achieved". Such forward-looking information may include, without limitation, statements regarding the completion and expected benefits of the proposed Business Combination and other statements that are not historical facts. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Asanko and PMI operate, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Assumptions upon which forward looking statements relating to the Business Combination have been made include that Asanko and PMI will be able to satisfy the conditions in the arrangement agreement, that ongoing due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of each of Asanko and PMI, that all required third party, and that regulatory, court and government approvals will be obtained. Asanko and PMI caution that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Asanko's and PMI's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to: gold price volatility; fluctuations in foreign exchange rates and interest rates; between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits and expansion of existing operations; the success of exploration and permitting activities; parts, equipment, labor or power shortages or other increases in costs; mining accidents, labour disputes or other adverse events; and changes in applicable laws or regulations. In addition, the factors described or referred to in the section entitled "Risk Factors" in PMI's Annual Information Form for the year ended June 30, 2013 or under the heading "Business Description - Risk Factors" in Asanko's Annual Information Form for the financial year ended March 31, 2013, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Asanko and PMI have attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the proposed Business Combination could be modified, restricted or not completed, and the results or events predicted in these forward looking statements may differ materially from actual results or events. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Asanko and PMI disclaim any intention or obligation to update or revise such information, except as required by applicable law and neither Asanko nor PMI assume any liability for disclosure relating to the other company herein.